UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D /1/
                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   253838 10 6
                          -----------------------------
                                 (CUSIP Number)

                             N. Todd Leishman, Esq.
                             Durham Jones & Pinegar
                           Broadway Centre, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 415-3000
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2002
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                                       Page 2 of 6 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      NAUTILUS MANAGEMENT, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      ST. CHRISTOPHER & NEVIS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            36,626,802*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,800,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,626,802*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,426,802*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Includes 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of the reporting person, but which shares are currently being reissued in the name of the reporting person. Excludes 15,929,302 shares issuable to the reporting person upon conversion of convertible debt that cannot be converted as of the date hereof because the issuer has insufficient authorized capital, assuming conversion on July 8, 2002.

** Based on 45,053,019 shares outstanding as of May 14, 2002 and accounting for the issuance of 29,946,981 shares issuable on July 8, 2002.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                                       Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      DON MARSHALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            36,626,802*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,800,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             36,626,802*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      38,426,802*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.2%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* All shares owned by Nautilus, including 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of Nautilus, but which shares are currently being reissued in the name of Nautilus. Excludes 15,929,302 shares issuable to the reporting person upon conversion of convertible debt that cannot be converted as of the date hereof because the issuer has insufficient authorized capital, assuming conversion on July 8, 2002

** Based on 45,053,019 shares outstanding as of May 14, 2002 and accounting for the issuance of 29,946,981 shares issuable on July 8, 2002.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                                       Page 4 of 6 Pages

Item 1.   Security and Issuer

     This Amendment No. 2 to the statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share ("Common Stock"), of Digital Courier Technologies, Inc., a Delaware corporation ("DCTI"). DCTI's principal executive office is located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 3.   Source and Amount of Funds or Other Consideration

         On July 12, 2002, Mr. Marshall received a proxy to vote 1,800,000 shares of Common Stock owned of record by Amathus Holdings, Ltd. on all matters coming before the stockholders of DCTI for a period of three years from the date of the proxy. Mr. Marshall's rights under the proxy extend to taking action on any written stockholder consent. Mr. Marshall paid no cash consideration for the proxy, and the proxy is revocable by Amathus Holdings, Ltd. at any time. Neither Mr. Marshall or Nautilus Management, Ltd. has any right to dispose of any shares owned by Amathus Holdings, Ltd.

Item 4.   Purpose of Transaction

         Mr. Marshall has acquired the common stock owned by him and Nautilus for investment purposes. He acquired the proxy from Amathus Holdings, Ltd. described in Item 3, above, because he believes changes in DCTI's board of directors and management are likely to be necessary in the near future and he intends to exercise his rights as a stockholder if the present board and management disagree.

         Mr. Marshall also intends to change DCTI's capital structure to increase its authorized capital to allow for future capital raising transactions involving equity or convertible debt instruments. He also intends to continue to attempt to facilitate discussions between DCTI and other parties that potentially could result in business combination or capital raising transactions.

         Except as set forth above in this statement, in any exhibit hereto, or in any amendment hereto, Mr. Marshall does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of DCTI or the disposition of securities of DCTI, (b) an extraordinary corporate transaction involving DCTI or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of DCTI or any of its subsidiaries, (d) any change in the present board of directors or management of DCTI, (e) any material change in the present capitalization or dividend policy of DCTI, (f) any other material change in DCTI's business or corporate structure, (g) changes in DCTI's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of DCTI by any person,
(h) causing a class of securities of DCTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of DCTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

                                  SCHEDULE 13D

         CUSIP No. 253838 10 6                              Page 5 of 6 Pages

Item 5.   Interest in Securities of the Issuer

         Nautilus (and Mr. Marshall through Nautilus) has sole power to vote and dispose of an aggregate of 36,626,802 shares of Common Stock. Under a proxy from Amathus Holdings, Ltd., Mr. Marshall (and Nautilus through is relationship with Mr. Marshall) has sole power to vote (but not to dispose) of a total of
1,800,000 shares of Common Stock. Therefore, Mr. Marshall and Nautlius beneficially own a total of 38,426,802 shares of Common Stock, which represents approximately 51.2% of Common Stock issued and outstanding or deemed to be outstanding as of the date of this Statement.

         Additionally, Mr. Marshall has the right to convert the remaining balance of the amount payable to him under his March 18, 2002 Amendment Agreement with DCTI into Common Stock, but DCTI does not have sufficient authorized capital to allow such conversion. Assuming DCTI had sufficient authorized capital, Mr. Marshall would have the right to receive 15,929,302 additional shares, assuming conversion occurred as of July 8, 2002.

     Except as disclosed in Item 3 of this Statement, there was no other transaction in shares of DCTI common stock that was effected during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See discussion of proxy in Item 3, above.


Item 7.   Material to Be Filed as Exhibits

         Proxy of Amathus Holdings, Ltd., dated as of July 12, 2002.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                                       Page 6 of 6 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 12, 2002

NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its:  Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL

                                      PROXY

         The undersigned stockholder of Digital Courier Technologies, Inc., a Delaware corporation ("DCTI"), hereby (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below) appoints Don Marshall ("Marshall"), the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the One Million Eight Hundred Thousand (1,800,000) shares of capital stock of DCTI owned beneficially or of record by the undersigned (the "Shares").

         Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given as to the Shares prior to the earlier of (i) that date on which the undersigned stockholder shall deliver to Marshall and to DCTI, at its principal place of business, a notice of revocation of this proxy or (ii) that date which shall be the third anniversary of the date hereof (the "Proxy Termination Date").

         The attorney and proxy named above will be empowered at any time prior to the Proxy Termination Date to exercise all voting and other rights with respect to the Shares (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of stockholders of DCTI held prior to the Proxy Termination Date and in connection with the submission of written consents in lieu of such a meeting prior to the Proxy Termination Date.

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned stockholder.

         This proxy shall automatically terminate and be revoked and be of no further force and effect on and after the Proxy Termination Date.

         This proxy is governed by and construed in accordance with the laws of the State of Delaware.

         Dated:  July 12, 2002

                                            AMATHUS HOLDINGS, LTD.



                                            By:      /s/ David Hicks
                                               ------------------------
                                            Name:  David Hicks
                                            Number of Common Shares:  1,800,000